51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

GreenPower Motor Company Inc. (the "Company" or "GreenPower")
#240 - 209 Carrall Street
Vancouver, BC  V6B 2J2

Item 2 Date of Material Change

December 13, 2024.

Item 3 News Release

The news release dated December 16, 2024 was disseminated through Cision on December 16, 2024.

Item 4 Summary of Material Change

The Company announced the appointment of Sebastian Giordano to its board of directors (the "Board").  The Company also announced the resignation of Cathy McLay as a director of the Board.

Item 5 Full Description of Material Change

5.1  Full Description of Material Change

Effective December 13, 2024, the Company appointed Sebastian Giordano to the Board.

Mr. Giordano brings significant experience as an operator and corporate director, including at companies in the transportation and electric vehicle sectors. He presently or has served on the Boards of Directors of AYRO, Inc., a NASDAQ listed low-speed electric vehicle manufacturer; DropCar, Inc., a NASDAQ-listed micro-logistics technology, mobility services and cloud-based SaaS software provider to the automotive industry; and Transportation and Logistics Systems, Inc., as its Chairman and Chief Executive Officer. From 2013 to 2018, he also served as a Board Member and Chief Executive Officer of WPCS International Incorporated, a NASDAQ-listed low-voltage contracting company. For the past 22 years, Mr. Giordano has provided C-Level consulting services to a diverse roster of private and public companies across a broad spectrum of industries, including start-ups, turnarounds, and established businesses.

Concurrent with this appointment, Cathy McLay has resigned from the Board.

5.2  Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Fraser Atkinson, CEO, Chairman and Director, (604) 220-8048

Item 9 Date of Report

December 20, 2024